UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ICO GLOBAL COMMUNICATIONS (HOLDINGS) LIMITED

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

44930K108

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44930K108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mente, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,300,000(1)

	6.	Shared Voting Power 394,890(2)

	7.	Sole Dispositive Power 9,300,000(1)

	8.	Shared Dispositive Power 394,890(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,694,890(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) OO

(1)  Mente, L.L.C. (“Mente”) holds 9,300,000 shares of Class B common stock of ICO Global Communications (Holdings) Limited (the “Issuer”), which are convertible on a share-for-share basis into Class A common stock at any time at Mente’s discretion.

(2)  Represents shares of Class A common stock of the Issuer held by Teledesic LLC as of the date of this filing.  Mente owns directly and indirectly more than 80% of the capital stock of Teledesic Washington Corporation, the manager and majority owner of Teledesic LLC, and may be deemed to have beneficial ownership of the Class A common stock owned by Teledesic LLC.

(3)  All of the Issuer’s common stock beneficially owned by Mente may be deemed to be beneficially owned by William H. Gates III as the sole member of Mente.  Michael Larson, the Manager of Mente, has voting and investment power with respect to the common stock held by Mente.  Mr. Larson disclaims any beneficial ownership of such common stock.

CUSIP No. 44930K108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 9,300,000(1)

	6.	Shared Voting Power 394,890(2)

	7.	Sole Dispositive Power 9,300,000(1)

	8.	Shared Dispositive Power 394,890(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,694,890(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

(1)  Mente, L.L.C. (“Mente”) holds 9,300,000 shares of Class B common stock of ICO Global Communications (Holdings) Limited (the “Issuer”), which are convertible on a share-for-share basis into Class A common stock at any time at Mente’s discretion.

(2)  Represents shares of Class A common stock of the Issuer held by Teledesic LLC as of the date of this filing.  Mente owns directly and indirectly more than 80% of the capital stock of Teledesic Washington Corporation, the manager and majority owner of Teledesic LLC, and may be deemed to have beneficial ownership of the Class A common stock owned by Teledesic LLC.

(3)  All of the Issuer’s common stock beneficially owned by Mente may be deemed to be beneficially owned by William H. Gates III as the sole member of Mente.  Michael Larson, the Manager of Mente, has voting and investment power with respect to the common stock held by Mente.  Mr. Larson disclaims any beneficial ownership of such common stock.

Item 1.
	(a)	Name of Issuer ICO Global Communications (Holdings) Limited (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices Plaza America Tower I 11700 Plaza America Drive, Suite 1010 Reston, Virginia 20190

Item 2.
	(a)	Name of Person Filing Mente, L.L.C. (“Mente”) and William H. Gates III.
	(b)	Address of Principal Business Office or, if none, Residence Mente – 2365 Carillon Point, Kirkland, Washington 98033 Mr. Gates – One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship Mente is a limited liability company organized under the laws of the State of Washington. Mr. Gates is a citizen of the United States of America.
	(d)	Title of Class of Securities Class A common stock, par value $0.01 per share
	(e)	CUSIP Number 44930K108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2007

MENTE, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Manager

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson*
	Title:	Attorney–in–fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

DATED: February 14, 2007

MENTE, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Manager

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson*
	Title:	Attorney–in–fact

*                      Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated February 3, 2006, by and on behalf of William H. Gates III, filed as Exhibit 99.1 to Cascade Investment, L.L.C.’s Amendment No. 2 to Schedule 13G with respect to Arch Capital Group Ltd. on March 7, 2006, SEC File No. 005-45257, and incorporated by reference herein.